UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32780 / August 15, 2017

_____

In the Matter of   :
                                                                    :
MORNINGSTAR FUNDS TRUST   :
MORNINGSTAR INVESTMENT MANAGEMENT LLC   :
22 West Washington Street   :
Chicago, IL 60602   :
                                                                    :
                                                                    :
(812-14753)   :
_____:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Morningstar Funds Trust and Morningstar Investment Management LLC filed an application on
March 6, 2017, and an amendment to the application on June 12, 2017, requesting an order under
section 6(c) of the Investment Company Act of 1940 (the "Act") exempting applicants from
section 15(a) of the Act and rule 18f-2 under the Act, as well as from certain disclosure
requirements. The order permits applicants to enter into and materially amend subadvisory
agreements without shareholder approval and also grants relief from certain disclosure
requirements.

On July 18, 2017, a notice of the filing of the application was issued (Investment Company Act
Release No. 32736). The notice gave interested persons an opportunity to request a hearing and
stated that an order granting the application would be issued unless a hearing was ordered. No
request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Morningstar Funds Trust and Morningstar Investment Management LLC (File No. 812-14753) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary